Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

March 23, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment Nos. 142 and 152 to the Registrant’s Registration Statement on Form N-1A

Dear Mr. Williamson:

This letter responds to the comment you provided in a telephonic conversation with me on Thursday, December 17, 2015, with respect to Post-Effective Amendment Nos. 142 and 152. Post-Effective Amendment Nos. 142 and 152 were filed on September 10, 2015 and November 23, 2015, respectively, and included disclosure with respect to the SPDR® S&P 500 Fossil Fuel Free ETF (the “Fund”), a separate series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of the Post-Effective Amendments.

Summaries of the comment with respect to the Fund, and a response thereto on behalf of the Registrant, are provided below.

Comment: The Staff notes the Registrant’s responses to comments 6, 9 and 12 in the letter responding to comments provided by the Staff on Post-Effective Amendment No. 142. Because the name of the Fund includes the term “fossil fuel free,” we believe the name suggests an absolute absence of a particular type of issuer and, as a result, does not appear to fit neatly into a Rule 35d-1 framework. We note the reasonable expectations of a socially responsible investor may be different from other investors with respect to names that suggest an absence of a particular type of investments. The Staff asks that the Registrant acknowledge the Staff’s concern.

Response: The Registrant acknowledges the Staff’s concern without necessarily agreeing that the name does not fit neatly into a Rule 35d-1 framework. Rule 35d-1 requires a fund with a name that suggests that the fund focuses on a particular type of investment or a particular industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment or in investments in the particular industry (“Rule 35d-1 80% policy”). The Registrant believes the Fund’s name suggests investments in securities of companies that are “fossil fuel free,” as defined in “The Fund’s Principal Investment Strategy” section of the prospectus1, and that the Fund has adopted an appropriate Rule 35d-1 80% policy, which is also stated in the registration statement.

[1]	“The Fund’s Principal Investment Strategy” section defines companies that are “fossil fuel free” to be “companies that do not own fossil fuel reserves.” “The Fund’s Principal Investment Strategy” section further states that “[f]or purposes of the composition of the Index, fossil fuel reserves are defined as economically and technically recoverable sources of crude oil, natural gas and thermal coal but do not include metallurgical or coking coal, which are used in connection with steel production.”

The Registrant notes that although the Fund’s Rule 35d-1 80% policy only requires the Fund to invest, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in securities of companies that do not own fossil fuel reserves, because the Fund’s investment objective is to track the performance of the S&P 500 Fossil Fuel Free Index (the “Index”), the Registrant anticipates, under normal circumstances, that the Fund will invest significantly more than 80% of its assets in securities of the fossil fuel free companies that comprise the Index.

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.